Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 6, 2004

LJ INTERNATIONAL CONTINUES CHINA EXPANSION AS
VENDOR OF HYPERMARKET GIANT CARREFOUR

HONG KONG and LOS ANGELES, May 6, 2004 — LJ International, Inc. (Nasdaq: JADE) one of the fastest-growing fine jewelry companies in the world, today announced that it has begun selling jewelry featuring colored stones in China under a new strategic vendor contract with global retailer Carrefour.

Carrefour is the second largest retailer in the world and the operator of 35 giant “hypermarkets” in China. Under the new vendor agreement, LJI began selling its jewelry products in February 2004 at the Carrefour hypermarket in Shanghai. The LJI-Carrefour contract makes LJI one of two exclusive jewelry suppliers to the retail chain in China.

“We’re pleased to report that the initial sell-through of our products at Carrefour has exceeded our internal expectations, and that our colored stones are popular with Carrefour shoppers,” said Yu Chuan Yih, Chairman and CEO of LJ International. “Carrefour has long specialized in these jewelry lines, but the China retail market is a relatively new area of focus for selling such products. As a major, well-established retailer with a strong following among affluent Chinese customers, Carrefour is the ideal partner for us as we move aggressively into the large and growing Chinese market. Also, by demonstrating strong sales in Carrefour’s hypermarket format, LJI is able to offer itself more effectively as a vendor to other companies that use a similar retailing model.”

The start of LJI sales through Carrefour is the latest in several recently announced moves by the Company to carry out its growth strategy in China. In January 2004, LJI reported that it has received approval from China’s government to expand its presence in the Chinese jewelry market. It also announced the opening of its first showroom in Hong Kong’s jewelry district, and it is proceeding with plans to market its Lorenzo brand of upscale jewelry through franchises and e-Motion online-sales kiosks throughout China.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About Carrefour

French-based Carrefour operates more than 9,500 stores in 30 countries in Europe, Latin America and Asia, in a wide range of retail types including hypermarkets, supermarkets, discount stores and convenience stores. It had net sales of $70.5 billion Euros (US$87 billion) in 2003, making it the world’s second largest retailer as well as the largest retailer in Europe. It has a retailing presence in 15 of China’s 17 largest cities.

About LJ International

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.